IN THE SUPERIOR COURT OF THE STATE OF DELAWARE

MARIANNA DANDINI, **Individually and on Behalf of All Others Similarly Situated,**	**C.A. No. _____ CCLD**
Plaintiff,	**TRIAL BY JURY DEMANDED**
v.	
FIRST EAGLE FUNDS, FIRST EAGLE INVESTMENT MANAGEMENT LLC, FEF DISTRIBUTORS, LLC, MEHDI MAHMUD, LISA ANDERSON, JOHN P. ARNHOLD, CANDACE K. BEINECKE, PETER W. DAVIDSON, JEAN D. HAMILTON, WILLIAM M. KELLY, PAUL J. LAWLER, MANDAKINI PURI, BRANDON WEBSTER and ROBERT BRUNO,	
Defendants.	

COMPLAINT

Plaintiff, Marianna Dandini ("Plaintiff"), individually and on behalf of all others similarly situated, as and for her complaint ("Complaint"), alleges the following based upon personal knowledge as to Plaintiff's acts and upon information and belief as to all other matters based upon a reasonable investigation:

I.   NATURE OF THE ACTION

1.   This class action is brought under the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. § 77a, *et seq*., on behalf of investors in mutual funds offered by First Eagle Funds, and its related defendant entities (collectively, "First Eagle") to recover losses associated with false and misleading statements and material omissions in registration statements and prospectuses related to: (i) Defendants' accounting practices for their handling and treatment of dividend income and capital gains for their mutual funds' investments; (ii) Defendants' inflated net asset value ("NAV") calculations for their mutual funds which resulted from their accounting practices; and (iii) Defendants' disclosure failures which concealed the resulting material risk from these practices to investors. The proposed Class ("Class") consists of all investors who, from May 20, 2022, to present (the "Class Period"), purchased any shares of the First Eagle Global Fund, First Eagle Gold Fund, Eagle Global Income Builder Fund, First Eagle Global Real Assets Fund, First Eagle Overseas Fund, First Eagle Rising Dividend Fund, First

Eagle Small Cap Opportunity Fund, First Eagle U.S. Smid Cap Opportunity Fund, and First Eagle U.S. Value Fund issued by Defendants (collectively, "First Eagle Funds" or "Funds").

2.   First Eagle Funds ("FEF") is an open-end investment company registered under the Investment Company Act of 1940. First Eagle Funds was an issuer of shares in the Funds, which were managed by Defendant First Eagle Investment Management LLC ("FEIM"), and underwritten by FEF Distributors, LLC ("FEFD"). The individual defendants identified below ("Individual Defendants") are control persons of First Eagle and the First Eagle Funds, including FEF, FEIM, and FEFD.

3.   Mutual funds are publicly traded investment vehicles that invest in various financial securities, including stocks, bonds, and cash. Investors purchase mutual funds at a price equal to a fund's per share NAV, and become the partial owners of a mutual fund's underlying holdings. The stocks and bonds held by a mutual fund gain or lose value as they are traded on the financial markets, and some distribute dividends, interest, and capital gains. The capital gains and dividends realized from the stock holdings of a mutual fund create income for the mutual fund. Before dividends (often paid quarterly) and capital gains (often paid annually) are distributed, some mutual funds add the undistributed income to their NAV, thereby increasing the share price until those distributions occur. Since

mutual funds are "pass through" entities from a taxation perspective, mutual funds do not pay taxes on this accrued income. Instead, mutual funds are required to distribute substantially all of the dividend and capital gain income earned to investors—and these investors are then required to pay taxes on the income distributions they receive.

4. For its mutual funds, First Eagle has at least two well-recognized accounting practices for handling income and capital gains generated by its funds. First, as commonly employed by First Eagle's money market funds, one practice involves removing realized income from the NAV of the funds on a daily basis. By removing realized income promptly (*i.e.*, daily), a fund using the first approach prevents the fund's undistributed income amounts from accruing to and increasing the mutual fund's NAV. Since mutual funds are required to distribute virtually all realized income, the first practice's prompt classification of realized income as a fund liability ensures that the NAV is not artificially inflated by amounts that cannot remain in the fund and must be distributed to shareholders.

5. The second practice, on the other hand, treats these payable fund liabilities as fund assets for the entire time period until actual distribution by accruing realized income directly into the NAV until that income is distributed to investors. This second approach, therefore, systematically misclassifies realized income as an "asset" within the NAV, even though these sums are legally payable

to shareholders and, therefore, cannot remain in the fund. This second approach and practice artificially inflates share prices—causing investors to purchase fewer shares than they otherwise could and thereby collect fewer dividends in perpetuity—while simultaneously forcing investors to pay management fees on what is effectively a fund liability, contrary to the registration statements issued for the First Eagle Funds. Even more troubling, treating these amounts as "assets" instead of liabilities triggers taxes on nonexistent income, causing investor losses that can, at times, even exceed a mutual fund's annual management fee.

6.   Although the first approach (which First Eagle uses for its money market funds) acts to safeguard investors from inflated share prices and substantial tax losses, First Eagle has generally employed the second approach for its mutual funds, even though First Eagle knows that, under the first approach, mutual fund investors would receive better overall returns (but First Eagle would earn less fees). By applying the second approach for its equity mutual funds, First Eagle converted (and to this day still converts) undistributed mutual fund liabilities— mandated by law to be returned to investors—into so-called "assets" that inflate the NAV of the First Eagle Funds and force investors to overpay management fees on fund liabilities being disguised as assets, without disclosing these practices clearly to investors. In addition, an undisclosed tax liability is attached to the share price and results in mutual fund shareholders unwittingly investing in a product

with an artificially inflated NAV that does not reflect the true economic obligations imposed on shareholders.

7.   During the Class Period, Defendants offered shares of the First Eagle Funds to the public on a continuous basis through registration statements and prospectuses that falsely disclosed, or failed to disclose, to investors the known risk and resulting impact of its accounting practices. Each of the registration statements contained the exact same disclosures related to accrued income and gains, which First Eagle knew, based on its own internal accounting practices, was inaccurate. First Eagle's misleading disclosures in the Funds' registration statements and prospectuses about these practices specifically resulted in investors purchasing mutual fund shares at a NAV inflated by its earned but undistributed income—transforming lawful distribution obligations into a hidden tax liability that unsuspecting investors ultimately are required to pay.

8.   In relation to the impact of these distributions, Defendants disclosed that "*on the ex-dividend date of such a payment, the net asset value of a Fund will be reduced by the amount of the payment*."[1] This disclosure falsely states that the impact of distributions occurs only on the "ex-dividend date," when it applies to virtually all purchases made at any time, and fails to disclose the real economic

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[1]*See, e.g.*, February 26, 2024 Form N-1A Registration Statement for the Funds, at 220.

impact on investors of its accounting for accrued income and capital gains. This disclosure, however, is false, misleading, and designed to conceal the true nature of the accrued income and capital gains problem. First Eagle never discloses in full how its accounting practices unnecessarily increase investors' expenses and tax liabilities by artificially inflating share prices, creating a misleading appearance of outperformance relative to the Funds' benchmarks while simultaneously increasing the NAV-based fees that Defendants collect.

9. In addition, Defendants misleadingly disclose that the per-share NAV of the First Eagle Funds, the basis for the price paid by investors when purchasing shares, is defined as "*dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares.*" However, Defendants fail to disclose that the First Eagle Funds' NAV includes accrued dividends and capital gains as assets *without* any offsetting accounting entry for these known liabilities associated with the eventual, required distributions to investors. In other words, the First Eagle Funds' accounting for NAV is not actually a *net* calculation, or a calculation of "*assets less liabilities*," as misrepresented. Defendants are (and throughout the relevant time period have been) aware that the First Eagle Funds fail to account for, or net out, the accrued distributions as fund liabilities, yet they persist in this practice because they profit from it.

10.   Purchasers who invested in the First Eagle Funds at an artificially inflated NAV forfeit the opportunity to acquire additional shares they would have otherwise received, thereby reducing both their future dividend income and the essential compounding of returns. This injury is compounded by higher management fees—calculated against the inflated share price (*i.e.*, NAV)—which further erodes investors' principal over time. If purchasers of the First Eagle Funds had known of these material risks from the artificially inflated purchase price and investment management fees, as well as unnecessary tax consequences, they could have avoided these losses by choosing an alternative investment vehicle with lower distribution risk.

11.   Under the 1933 Act, Defendants are liable for the First Eagle Funds' false and misleading registration statements and prospectuses, which have damaged investors. The First Eagle Funds' registration statements and prospectuses include the false and misleading disclosures—which conveniently omit numerous material risks arising from their self-serving accounting approach—and falsely represent that the NAV constitutes "*assets less liabilities*," without revealing how accrued income and gains are actually treated. Defendants sold the First Eagle Funds to Plaintiff and the proposed Class of purchasers of the First Eagle Funds based on these false and misleading disclosures. Defendants, who are primary violators and control persons, should therefore be liable to the

First Eagle Funds' purchasers for the damage caused to purchasers during the Class Period.

II.   THE PARTIES

A. Plaintiff

12.   Plaintiff Marianna Dandini is domiciled and resides in Mundelein, Illinois. During the Class Period, Ms. Dandini purchased shares of the First Eagle Global Fund on multiple occasions, and was injured as a result.

B. The Trust and Entity Defendants

13.   Defendant First Eagle Funds ("FEF") is a Delaware statutory trust with a registered office c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. FEF is registered under the Investment Company Act of 1940, as an open-end investment management company. First Eagle Funds issued the Funds' shares under the registration statements at issue and is an "issuer" under the 1933 Act.

14.   Defendant First Eagle Investment Management LLC ("FEIM") is a Delaware limited liability company with a registered office c/o Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904. FEIM is registered investment adviser with the United States Securities and Exchange Commission ("SEC"), and the Adviser of the Funds. FEIM performs investment management, administrative, accounting, operations, compliance and other

services for the Funds. FEIM owns and controls FEFD, and has common officers with the First Eagle Funds. FEIM marketed and solicited sales of the Funds online and through its relationships with financial advisors and broker-dealers. For these reasons, FEIM is an "underwriter" and "seller" of the First Eagle Funds under the 1933 Act.

15. Defendant FEF Distributors LLC ("FEFD") is a Delaware limited liability company with a registered office c/o Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904. FEFD is registered with the SEC as a broker-dealer. FEFD was the principal underwriter of the Funds' shares under the registration statements at issue and marketed and solicited sales of Funds online and through its relationships with financial advisors and broker-dealers. Therefore, FEFD is an "underwriter" and "seller" under the 1933 Act.

C. The Individual Defendants

16. Defendant Mehdi Mahmud conducts business in Delaware, including through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Defendant Mahmud is the President, the Principal Executive Officer, a trustee and a control person of FEF and the First Eagle Funds. He is also the President and Chief Executive Officer of FEIM.

17. Defendant Brandon Webster conducts business in Delaware, including

through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Defendant Webster is the Chief Financial Officer, the Principal Accounting Officer and a control person of FEF and the First Eagle Funds.

18.   Defendant Lisa Anderson conducts business in Delaware, including through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Defendant Anderson is a trustee and a control person of the First Eagle Funds.

19.   Defendant John P. Arnhold conducts business in Delaware, including through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Defendant Arnhold is a trustee and a control person of the First Eagle Funds.

20.   Defendant Candace K. Beinecke conducts business in Delaware, including through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Defendant Beinecke is a trustee and a control person of the First Eagle Funds.

21.   Defendant Peter W. Davidson conducts business in Delaware, including through the Trust and Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington,

Delaware 19801. Defendant Davidson is a trustee and a control person of the First

Eagle Funds.

22.   Defendant Jean D. Hamilton conducts business in Delaware, including

through the Trust and Entity Defendants with a principal place of business c/o The

Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Defendant Hamilton is a trustee and a control person of the First Eagle Funds.

23.   Defendant William M. Kelly conducts business in Delaware,

including through the Trust and Entity Defendants with a principal place of

business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington,

Delaware 19801. Defendant Kelly is a trustee and a control person of the First

Eagle Funds.

24.   Defendant Paul J. Lawler conducts business in Delaware, including

through the Trust and Entity Defendants with a principal place of business c/o The

Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Defendant Lawler is a trustee and a control person of the First Eagle Funds.

25.   Defendant Mandakini Puri conducts business in Delaware, including

through the Trust and Entity Defendants with a principal place of business c/o The

Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Defendant Puri is a trustee and a control person of the First Eagle Funds.

26.   Defendant Robert Bruno conducts business in Delaware, including

through the Trust and Entity Defendants with a principal place of business c/o

Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904.

Defendant Bruno is the President, Manager and control person of FEFD and a

Senior Vice President and control person of FEF.

27.   The individuals named herein who were trustees of First Eagle Funds

have primary liability under Sections 11 and 12 (a)(2) of the 1933 Act, as well as

liability under Section 15 of the 1933 Act as control persons of primary violators.

28.   The other individuals named herein are all control persons, within the

meaning of Section 15 of the 1933 Act, of other respective Defendants, which were

primary violators.

III.   JURISDICTION AND VENUE

29.   Jurisdiction of this Court is proper under Article IV, Section 7, of the

Delaware Constitution and 10 Del. C. § 541.

30.   This case qualifies for assignment to the Superior Court Complex

Commercial Litigation Division because the amount in controversy exceeds One

Million Dollars ($1,000,000).

31.   The Court has personal jurisdiction over the Trust and Entity

Defendants because they are each a statutory trust or limited liability company

organized under Delaware law and with registered offices in Delaware. *See* 6 Del.

C. § 18-109; 10 Del. C. §§ 3104, 3114; 12 Del. C. § 3804.

32.   The Court has jurisdiction over the Individual Defendants because each is an officer, manager or trustee of the Trust and Entity Defendants, which are organized under Delaware law. *See* 6 Del. C. § 18-109; 10 Del. C. §§ 3104, 3114; 12 Del. C. § 3804.

33.   The Court also has personal jurisdiction over all Defendants because each transacts business in Delaware. *See* 10 Del. C. § 3104.

34.   The claims asserted herein arise under and pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k.   This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act, 15 U.S.C. § 77v. This is not a "covered class action" under § 16(c).

35.   Venue is proper in this Court because the Trust and Entity Defendants' registered offices are in Delaware, a substantial part of the acts and omissions giving rise to the claims asserted herein occurred in Delaware, and there is no preferable jurisdiction in which this action may otherwise be brought.

36.   In addition, jurisdiction and venue are established because, in or about 2016, Defendants adopted amended and restated bylaws for FEF, through which the parties provided and consented to the exclusive jurisdiction of this Court for this dispute.

IV. FACTUAL ALLEGATIONS

A. Overview of the First Eagle Funds

37.   FEF is an open-end, management investment company that offer

shares in a family of different mutual funds under the name "First Eagle Funds."

Each mutual fund represents a separate series of shares of beneficial interest of the

First Eagle Funds Trust, and offers various market strategies and investment styles

to all investors including individuals, institutions, and retirees with long-term

objectives. The mutual funds at issue in this Complaint are First Eagle's equity-

based funds: First Eagle Global Fund, First Eagle Gold Fund, Eagle Global Income

Builder Fund, First Eagle Global Real Assets Fund, First Eagle Overseas Fund,

First Eagle Rising Dividend Fund, First Eagle Small Cap Opportunity Fund, First

Eagle U.S. Smid Cap Opportunity Fund, and First Eagle U.S. Value Fund.

38.   Defendants offer shares of the Funds for sale on a continuous rolling

basis pursuant to registration statements filed with the SEC on Form N-1A

(collectively, "Registration Statements"). The Registration Statements for the Funds

during the Class Period contain a "Prospectus" for each of the Funds within the

same document.

39.   Each of the Funds also has multiple share classes that are offered to all

or some investors such as Class A, C, I and R6. The differences in these share

classes for the Funds relate to the varying levels and types of fees charged, and investor eligibility for these fees structures. To avoid an excise tax, the Funds must

distribute at least 98.2% of their realized capital gains and 98% of ordinary income,

and the Funds' investors pay taxes on the distributions received.

40.   The Registration Statements disclose that the Funds anticipate

distributing substantially all of their net investment income for each taxable year, as

well as any net short-term or long-term capital gains realized from the sale of their

holdings. Critically, however, the Funds did not distribute their realized income

when it was earned, but rather at regular, though infrequent, intervals. The Funds

generally paid dividends at quarterly intervals (although some of the Funds paid

dividends annually or semi-annually) and all of the Funds distributed capital gains

annually.

B.   The First Eagle Funds' Accounting Practices

41.   Defendants' manner of making these distributions from the Funds to

investors is the result of deliberate accounting decisions. Between the time a

distribution is made, Defendants account for dividends received and capital gains

realized as assets of the Funds by allowing them to accrue to (and increase) the

funds' NAV on a daily basis. When purchasing shares of the Funds, an investor

pays the NAV for each share. Thus, when an investor buys a share of the Funds

after it has accrued dividends or realized gains to its NAV, the investor's purchase includes an interest in the Funds' underlying assets (the non-distributable assets like stocks and bonds) and the future distribution (*i.e.*, the dividends and capital gains).

42.   Because the Funds distribute income on a "last holder of record" basis, any investor holding shares on the record date receives the full distribution for each share—regardless of when those shares were purchased. As a result, an investor who buys shares after the fund has already accrued dividends or realized capital gains effectively pays for both (a) the underlying assets of the fund, and (b) the undistributed income already built into the share price. When the fund later makes its distribution, that investor receives a taxable payout of the same accrued amount they originally purchased. In practical terms, the investor finances the accrued distribution at the time of purchase, only to have it returned as a dividend or capital-gain payment—triggering an unnecessary tax obligation on what is effectively the return of an investor's own principal.

43.   These accounting decisions by Defendants result in taxes paid by investors on what is essentially a return of capital that was paid at the time of the purchase. In addition, these decisions result in a NAV for the Funds that, between the times when distributions are made, dislocates and artificially inflates from the value of the underlying invested portfolio, and continually increases as new dividends are received and capital gains are realized. During the period until the

distribution is made, the NAV of the Funds will inflate beyond the value of the
underlying portfolio as these distributable assets increase.

44.   Defendants are fully aware of how these accounting decisions impact
NAV and, in turn, share prices, as well as the impact on investors. Moreover,
Defendants know—on a daily basis—the quantifiable amount of the impact these
distributions have on the NAV of the Funds, yet do not disclose the same to
investors.

C.   The First Eagle Funds' Registration Statements

45.   The Registration Statements filed by Defendants for the Funds contain
false and misleading disclosures about these accounting practices, and their impact
on NAV and, more importantly, on investors.[2] During the Class Period, Defendants
made the following disclosures in each of the Registration Statements and
Prospectuses for the Funds:

> **Information on Dividends, Distributions and Taxes**
>
> It is each Fund's policy to make periodic distributions of net investment
> income, net realized capital gains and tax-exempt income, if any.
> Unless you elect otherwise, such distributions to you will be reinvested
> in additional shares of the same share class of a Fund at net asset value
> calculated as of the payment date. Each Fund makes distributions on a
> per-share basis. **As a result, on the ex-dividend date of such a**

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[2]The Form N-1A Registration Statements with the false and misleading statements
were those filed by First Eagle on February 25, 2022; May 31, 2022; August 12,
2022; December 22, 2022; February 28, 2023; October 13, 2023; October 16,
2023; December 14, 2023; December 19, 2023; December 27, 2023; February 26,
2024; December 27, 2024; February 26, 2025; and March 7, 2025.

payment, the net asset value of a Fund will be reduced by the amount of the payment.[3]

*   *   *

COMPUTATION OF NET ASSET VALUE

The net asset value per share is computed by dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares outstanding at the time of such computation. The ongoing expenses of a Fund are treated as liabilities of a Fund for this purpose and therefore reduce a Fund's net asset value. Generally, expenses that do not pertain specifically to a class are allocated to the shares of each class, based upon the percentage that the net assets of such class bears to a Fund's total net assets and then pro rata to each outstanding share within a given class.[4]

46. Both disclosures are false and misleading for several reasons. The Registration Statements all describe the calculation of the NAV per share for the Funds in this same way: "*dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares outstanding.*" This disclosure in all Registration Statements is false, as Defendants' calculation of NAV is not *net* of liabilities per share.

47. In truth, Defendants' daily NAV calculations for the Funds sold to investors were artificially inflated by their accounting decisions. When calculating the NAV of the Funds, Defendants included the accrued dividends, short-term

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[3]*See, e.g.*, February 26, 2024 Form N-1A Registration Statement for the Funds, at 220.

[4]*See, e.g.*, *id.*, at 87.

capital gains, and long-term capital gains as assets, yet failed to include associated offsetting liabilities for the anticipated distributions of these assets to investors. This inclusion as assets without the offsetting liabilities artificially inflated the NAV of the Funds, and was not a "net" calculation of "*assets less liabilities*."

48.   Defendants further know that the accounting treatment applied by Defendants to accrued, unpaid dividend and capital gain income adversely impacted investors on a daily basis until the time that all realized income has been fully distributed, and not just on the "ex-dividend" date. The only day that an investor does not effectively buy dividends (and capital gains) is the day (if any) when the fund fully discharges "all" of its realized income (dividends, long-term capital gains, and short-term capital gains). Even for a mutual fund that pays quarterly dividends but distributes capital gains annually, the only theoretically "safe" day to purchase shares is when both dividends and capital gains are paid out together—usually a single day in December—yet this holds true only if the mutual fund does not receive additional income on that day and does not choose different dates for each distribution.

49.   The Funds' disclosures do not inform investors of the risks that occur every single day, not just on the "ex-dividend" date. The Funds always carry some level of realized income year-round and generally do not fully discharge these amounts until mid-to-late December to maintain their pass-through tax status. As a

result, an investor who buys shares in February—ten months before the final distribution—faces, at a minimum, three specific harms: (a) overpaying for shares that fail to reflect payable liabilities from realized capital gains; (b) incurring inflated management fees on an artificially inflated NAV from February until December; and (c) receiving a 1099-DIV that inaccurately overstates taxable income, causing additional monetary losses. This example underscores that the losses do not accrue just on the "ex dividend" date as the Funds represent but that these losses generally endure throughout the year for capital gains and every day in between dividend distributions.

50. Defendants omit disclosing these facts because, among other things, acknowledging them could encourage many investors to defer purchasing until December—when accrued realized income is finally paid out—thereby undermining the Funds' artificially inflated NAV and reducing the prolonged fee revenue Defendants collect on that inflated amount.

51. These disclosures also deceptively focus on dividends paid on the "ex-dividend" date alone, omitting that capital gains—both short-term and long-term— are also wrongly included in the Funds' NAV and likewise cause year-round overstatement. Because these realized gains must eventually be distributed, each additional layer of accrued income—whether dividends, short-term capital gains, or long-term capital gains—artificially elevates the share price, thereby causing

investors who buy at any time before the next distribution to overpay and lose money in taxes.

52.   By ignoring two out of three major types of income distributions—short-term and long-term capital gains—the Funds' disclosures wrongly suggest that investors only incur losses "shortly before" a dividend distribution. In reality, the Funds' undistributed dividends and capital gains accumulate daily, inflating NAV well in advance of any official declaration date. This omission and concealment misleads investors into believing the problem is confined to dividends in a narrow window, when in truth, the entire year's accrual of income—whether dividends or capital gains—subjects them to the same hidden liabilities, losses, and tax burdens.

53.   The following material omissions and/or misstatements were made in the Funds' prospectuses and related disclosures:

    a. **Misleading Investors Regarding the Timing of Losses** – Defendants failed and fail to disclose that fund share prices may be inflated at any point after accruing income, instead suggesting that the impact only harms those who purchase on the "ex-dividend" date. This information is material because, *inter alia*, investors remain unaware that they are overpaying throughout the entire distribution cycle of a mutual fund, not just on the date of a dividend payout, and thereby also causes investors to suffer a material tax loss and economic harm.

    b. **Artificially Inflated NAV** – Defendants failed and fail to disclose to investors that accrued but unpaid dividends/capital gains are treated as though they were permanent fund assets, despite actually constituting liabilities owed to shareholders—

which information is material because it results in artificially inflated share prices and causes investors to purchase overvalued mutual funds based upon the mistaken and false impression that the NAV reflects the genuine value of the mutual funds' underlying investments, thereby causing investors economic harm.

c. **Paying Higher Fees on Overstated NAV** – Defendants failed and fail to disclose that the accrued distributions (which are, in fact, liabilities and not assets) inflate the NAV used to calculate the mutual funds' management fees—which information is material because investors unknowingly pay artificially inflated fees based on a NAV that does not reflect actual fund assets, effectively rewarding Defendants in the form of management fees for undistributed income that belongs to shareholders and causing investors to suffer economic harm.

d. **Fewer Shares Purchased and Reduced Dividends** – Defendants failed and fail to disclose that inflating the NAV reduces the number of shares an investor obtains, thus decreasing future dividend income in perpetuity—which is material because this reduces mutual fund shareholder income and long-term returns based on the compounding of lost income and causes economic harm to investors.

e. **Mischaracterizing Return of Capital as Taxable Income** – Defendants failed and fail to disclose that part of the distribution may represent an investor's own principal, yet is taxed as ordinary income or capital gains—which is material because taxing principal as income also drains net returns and causes further economic harm to investors.

f. **Misreporting Return of Capital on Tax Forms** – Defendants failed and fail to disclose that, although certain documents reference the "return of capital," the 1099-DIV or related tax forms generally continue to classify the entire distribution as taxable—which is material because it results in investors paying taxes on non-taxable distributions, thereby causing investors economic harm.

g. **Higher Tax Rate on Qualified Dividends if Holding Period is Greater than 60 Days but Less than One Year** – Defendants failed and fail to disclose that accrued distributions will be taxed at higher short-term capital gains rates if shares are sold prior to a distribution because, in certain instances, future qualified dividend income is transformed into short-term capital gains by Defendants' accounting practices and taxed at ordinary income rates—which is material because investors then pay higher income tax rates and thereby suffer economic harm.

h. **The Disclosure Omits any Information Regarding Capital Gains** – The disclosures omit and fail to disclose that the risk identified also pertains to capital gains—both long-term and short-term—which information is material in nature and the failure to disclose the same causes investors economic harm.

54. The material information set forth above has either been entirely omitted from the Funds' disclosures or presented in such a limited, misleading fashion that investors remain unaware of the full impact of the issues and how significantly these undisclosed accounting choices jeopardize their returns and cause them to suffer financial harm.

D. Investors In the First Eagle Funds Were Materially Damaged

1. The First Eagle Funds' NAV Prices Are Falsely Inflated

55. Defendants know that their accounting practices result in inflated NAV for the Funds between the time that distributions are recognized.[5] The

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[5]Although the disclosures in the Registration Statements are false, misleading, and fail to disclose the material risks to investors, they implicitly acknowledge that accrued dividends inflate the NAV of the Funds.

artificial inflation of NAV is evident in the reaction of the per share prices of the

Funds upon a distribution of realized income and capital gains. After the Funds

make a distribution, the price per share declines in relative proportion to the

amount of the distribution. If the Funds were accurately valued, there would be no

drop in the share price. Therefore, the drop in NAV is evidence that the NAV was

overvalued prior to the distribution.

56.   For example, the First Eagle Global Fund issued distributions to

investors during the Class Period. The First Eagle Global Fund made the

following distributions and had the following consequential downward per share

price reactions during the Class Period:

Table 1 –First Eagle Global Fund NAV and Distributions[6]

Year	Pre-Distribution NAV	Distribution Amount	Post-Distribution NAV	Per-Share Price Change
2024	$70.01	$3.10	$66.74	-$3.27
2023	$60.39	$1.72	$58.12	-$2.27
2022	$58.65	$2.36	$56.50	-$2.15
2021	$63.22	$3.39	$60.33	-$2.89

57.   The same or similar reductions in per share NAV are reflected in all

of the Funds just after distributions are made. All investors who purchased the

Funds between distributions experienced artificial inflation of NAV to their

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[6]Table 1 was prepared using data from Yahoo Finance.

detriment.[7] Yet, before these distributions are made, there is no way for any investor to know the extent of this inflation of NAV.

58.   As a result of NAV price inflation due to Defendants' accounting practices, investors in the Funds paid artificially inflated prices for their shares. Thus, investors in the Funds purchased and received a lesser amount of shares in the Funds than they otherwise would have if Defendants employed proper accounting methods as represented in the disclosures to investors.

59.   For example, assuming a fund has a per share NAV of $10, with $0.10 attributable to an accrued dividend. An investor who pays $100,000 would receive 10,000 shares—$99,000 in underlying assets and $1,000 in dividends. Following the distribution, the investor would still have 10,000 shares valued at $99,000. If, however, the dividend had not accrued to the NAV, and the investor had not been forced to purchase the accrued dividend, the NAV would have been $9.90 and the investor could have purchased 10,101 shares ($100,000 divided by $9.90). Consequently, the investor has 101 less shares. This reduction in shares received by the Funds' investors due to inflated NAV further compounds over time as investors experienced *diminished returns and fewer dividends on a reduced number of shares*. That is, investors who purchased at an inflated NAV also

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[7]The amount of inflation experienced by investors varies depending on the timing of their purchase of shares of the Funds.

receive less distributions from the Funds, whether they elect to receive the distribution as cash or reinvest in the Funds. The Funds, like all mutual funds, are typically purchased with the intention that they are long-term investments, so the damage from this loss of shares, compounded over time, is significant to investors.[8]

2. The Funds' NAV Inflation Is Material

60. This NAV price inflation experienced by all investors in the Funds is material, as no investor wants to overpay for the purchase of a mutual fund (no matter how small the amount of overpayment). Mutual fund investing is a highly competitive field and even small differences in prices due to NAV inflation may affect and materially impact an investor's decision to invest.

61. These tax and fee consequences are not separate or incidental injuries; rather, they form a direct component of the price inflation alleged under Section 11 of the 1933 Act. By classifying accrued income as an "asset" rather than a liability, the Funds' disclosures inflated the purchase price for all shareholders. As a result, investors (a) paid more per share than they otherwise would have, (b) incurred unwarranted taxes on what was merely a return of their own principal, and (c) paid excessive management fees on the portion of the NAV that never truly

---

[8]According to a leading industry source, the annual retention rate for investors in equity mutual funds was 4.25 years in 2022. *See* 2023 Dalbar's *Quantitative Analysis of Investor Behavior*, (Dec. 31, 2022).

belonged to the Funds. Each of these injuries arises directly from the difference between the artificially inflated purchase price and the securities' actual value resulting from Defendants' material misstatements and omissions.

62.   While Defendants do not disclose their accrued dividends and capital gains on a real-time basis for purchasers of the Funds, there is after-the-fact disclosure of the total annual net income, net gains, and net distributions incurred for the year. However, this after-the-fact disclosure of the past year's distributions does nothing to disclose or warn investors in real-time that NAVs are inflated.

63.   The First Eagle Funds experienced NAV inflation from the undistributed income and realized capital gains, as follows:

First Eagle Funds – Total Annual Distributions[9]

Fund	2024	2023	2022	2021
Global Fund	3.70 %	4.28 %	5.90 %	2.63 %
Overseas Fund	2.37 %	3.81 %	5.43 %	0.22 %
U.S. Value Fund	6.74 %	7.93 %	8.41 %	1.89 %
Global Income Builder Fund	2.84 %	4.13 %	6.14 %	3.40 %
Rising Dividend Fund	8.75 %	3.74 %	12.28 %	17.41%
Global Real Assets Fund	1.74%	1.04%	-	-

64.   During the Class Period, Defendants' failure to account for these

---

[9]These percentages are derived from the total annual gross distributions for Class A shares of the Funds, divided by the NAV at the beginning of the year as reflected in the January 2, 2025 Form N-CRS Shareholder Annual Report.

distributions as liabilities materially inflated the NAV for purchasers. This inflation is highly material to any investor who is overcharged by paying inflated NAV-based prices and receives fewer shares of the Funds. In addition, all of the Funds' investors who purchased shares with any NAV price inflation will further incur an unnecessary tax liability on the portion of the distribution that is essentially a return of capital. Contrary to the Registration Statements' false and misleading disclosures, investors who purchased long before the "ex-dividend" date are harmed from the impact.

3. The Inflated NAV of the Funds Resulted in Excessive and Unfair Fees

65. Defendants also charge fees to investors in the Funds based on the Funds' NAV, including various sales charges, deferred sales charges, management fees, distribution and service fees (also known as 12b-1 fees), and other fees for administrative and other services. The Registration Statements describe the various fees paid by investors, which are all based on the NAV of the Funds.

66. At the time of purchase, Class A shareholders paid an upfront sales charge of 5% of the NAV price for all sales purchased. With inflated NAV prices, Class A shareholders paid higher upfront sales fees to Defendants, among other excessive fees.

67. Likewise, both Class A and C shareholders who sold their shares within certain time periods incurred contingent deferred sales charges ("CDSCs")

based on the NAV for all shares sold. With inflated NAV prices, Class A and C shareholders who paid CDSCs paid higher fees to Defendants, among other excessive fees.

68. In addition, all investors in shares of the Funds paid various fees for the ongoing management and operation of the Funds. Defendant FEIM received a management fee of .75% from the Funds charged on the NAV of all Funds, except the Rising Dividend Fund which had a fee of .50% and the Real Assets Fund which had a fee of .65% (both still based on NAV). These management fees were all charged on the inflated NAV.

69. Likewise, Defendant FEFD received distribution and service fees of .25% from the Funds for Class A shares and 1.00 % for Class C shares that were charged monthly on the Funds' NAV. In addition, Defendants may also charge .11% for other expenses, which fees are also based on the Funds' NAV.

70. During the Class Period, Defendants charged these fees annually on the inflated NAV of the Funds, which increased the fees collected by Defendants at the expense of investors. By inflating the NAV of the Funds, and thereby increasing the billable "assets," the Defendants charged higher gross fees to investors than is apparent or reported in the Registration Statements. Within the investment industry, there is strong competition among mutual funds to offer the lowest percentage fees to investors to attract capital. All else equal, Defendants

would prefer to charge lower percentage fees on higher net assets, than the reverse.

71.   As a result, Defendants are incentivized to engage in these accounting practices, and to avoid full disclosure, at great cost to investors. Indeed, although Defendants are well aware of the detrimental impact of their current accounting practices and possess the technology and infrastructure to correctly account for the accrued income of the Funds, they have every incentive to maintain the status quo so they can continue to garner increased fee revenues based on inflated NAV calculations.

72.   In short, during the Class Period, the inflated NAV of the Funds resulted in excessive, hidden fees paid by investors that were higher than disclosed. No amount of fee overcharge to investors is immaterial. As mutual funds are generally long-term "buy and hold" investments, the Funds' excessive fees compounded over time to reduce the investment principal of the Funds' investors.

V.   CLASS ACTION ALLEGATIONS

73.   Plaintiff brings this action as a class action on behalf of all persons or entities who purchased First Eagle Funds identified herein, traceable to its Registration Statements (the "Class"). Excluded from the Class are Defendants and their families, the officers, directors and affiliates of Defendants, members of their immediate families, and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest.

74.   All criteria for prosecuting a class action under Sup. Ct. Civ. R. 23 are met.

75.   The members of the Class are so numerous that joinder of all members is impracticable. Shares of the Funds are publicly quoted and held, and millions of shares are sold to investors daily. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes there are hundreds of thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Defendants and may be notified of the pendency of this action by mail using a customary form of notice.

76.   Plaintiff's claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of law as complained of herein.

77.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in similar class action litigation.

78.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

    (a)   whether Defendants violated the 1933 Act;

(b)   whether statements made by Defendants to the investing public in the Registration Statements and prospectuses, including the "ex-dividend" date and NAV disclosures, were false and misleading;

(c)   whether statements made by Defendants to the investing public in the Registration Statements misrepresented material facts about their accounting practices and NAV calculations for the Funds, including their true value, their actual costs, and potential tax liabilities for investors; and

(d)   to what extent the members of the Class have sustained damages and the proper measure of damages.

79.   This harm extends to all purchasers, including those in tax-advantaged accounts or who are long-term holders of shares of the Funds, because they still overpay for shares and incur artificially inflated fees—demonstrating that every class member faces a common injury, regardless of individual tax status or holding period.

80.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in managing this action as a class action.

VI. CLAIMS

COUNT I
For Violation of Section 11 of the 1933 Act, 15 U.S.C. § 77k
(Against All Defendants)

81.   Plaintiff incorporates by reference the allegations in the previous paragraphs of this Complaint as if fully set forth herein.

82.   This Cause of Action is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of Plaintiff and the Class against all Defendants.

83.   This Cause of Action does not sound in fraud. Plaintiff does not allege that any of the Defendants had scienter or fraudulent intent, which are not elements of a Section 11 claim. The Registration Statements were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

84.   Defendants named herein were responsible for the contents and dissemination of the Registration Statements, which contain false and misleading statements and material omissions.

85.   Defendant FEF was the issuer of the shares of the Funds under the Registration Statements and all content is attributable to it. Therefore, FEF is strictly liable to Plaintiff and the Class for the misstatements and omissions contained in the Registration Statements.

86.   The Individual Defendants, who are the respective trustees of the First Eagle Funds, signed the Registration Statements at the time they were issued. Therefore, pursuant to 15 U.S.C. §§ 77k(a)(1)–(2), they are strictly liable to Plaintiff and the Class for the misstatements and omissions contained in the Registration Statements.

87.   Defendant FEFD was the underwriter of each of the securities of the First Eagle Funds sold through the Registration Statements. Therefore, pursuant to 15 U.S.C. § 77k(a)(5), FEFD is strictly liable to Plaintiff and the Class for the misstatements and omissions contained in the Registration Statements.

88.   Defendant FEIM was Adviser to all of the First Eagle Funds. In its role as Adviser to the Funds, FEIM performed all the duties and responsibilities to the Funds that are provided by an investment manager and administrator to a mutual fund. FEIM was responsible, at all times, for the Funds' policies and practices on accounting, recordkeeping, compliance, investment management, NAV and fee calculation, and fund operations, and it received compensation for these services. The services performed by FEIM for the Funds were functionally similar to those performed by directors of companies.

89.   Defendant FEIM deliberately adopted the undisclosed accounting practices that are the subject of the disclosure failures in the Registration Statements at issue, conducted the inflated NAV calculations in a manner that

violated the disclosure in the Registration Statements, calculated its fees based on inflated NAV, and drafted and disseminated the Funds' disclosure documents at issue. Therefore, pursuant to 15 U.S.C. §§ 77k(a)(2)–(4), FEIM is strictly liable to Plaintiff and the Class for the misstatements and omissions contained in the Registration Statements.

90. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

91. By reason of the conduct alleged herein, each Defendant violated, and/or controlled a person who violated, Section 11 of the 1933 Act.

92. Plaintiff purchased shares of the First Eagle Funds that were registered pursuant to the Registration Statement in a continuous open-end offering.

93. Plaintiff and the Class have sustained damages. Plaintiff purchased her shares at an inflated NAV, received a reduced number of shares, and incurred excessive fees and unnecessary taxes, due to Defendants' violations.

94. At the time of their purchases, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein. Less than one year has elapsed from the time that Plaintiff

discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed between the time that the securities upon which this Cause of Action is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II
For Violation of Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l
(Against All Defendants)

95. Plaintiff incorporates by reference the allegations in the previous paragraphs of this Complaint as if fully set forth herein.

96. This Count is brought pursuant to Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77k, on behalf of Plaintiff and the Class against all Defendants.

97. Defendants were sellers and offerors and/or solicitors of purchasers of the shares of the First Eagle Funds offered pursuant to the Registration Statements, prospectuses, and other offering materials, through mail or interstate commerce, to Plaintiff and the Class, which contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. Defendant FEF and the Individual Defendants, who are trustees of the Funds, are liable as offerors and sellers of securities in the Funds because they signed the Registration Statements and prospectuses, which contained false statements.

98.   Defendant FEFD, which was the designated underwriter of the First Eagle Funds, marketed and sold the Funds' shares to Plaintiff and the Class, by offering and selling shares directly to individual investors, by marketing and selling shares directly online to existing and prospective account holders of the Funds, and by offering and selling shares to numerous other broker-dealers, who sold the shares to their clients. Therefore, Defendant FEFD is liable as an offeror or seller of the Funds' securities.

99.   Defendant FEIM also offered and sold the First Eagle Funds' shares directly to Plaintiff and the Class, by offering and selling shares directly to its advisory clients, by marketing and selling shares directly online to existing and prospective account holders of the Funds, and by offering and selling shares to numerous other advisors, broker-dealers and retirement plans, who sold the shares to their clients. FEIM's name appears throughout the Registration Statements and prospectuses, it operates a website intended to market and solicit sales of the Funds, and its only compensation is based on fees derived from sales of investments in the Funds. Therefore, FEIM is liable as an offeror or seller of the respective shares of the Funds it manages.

100.   Defendants owed purchasers of the Funds' shares, including Plaintiff and other Class members, a duty to make a reasonable and diligent investigation of the statements contained in the Registration Statements, prospectuses, and other

statements incorporated therein, and to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Registration Statements as set forth above.

101. Plaintiff and other members of the Class purchased or otherwise acquired shares of the Funds pursuant to the false and misleading Registration Statements. Plaintiff did not know, nor in the exercise of reasonable diligence could she have known, of the untruths and omissions contained in the Registration Statements for the Funds.

102. By reason of the conduct alleged herein, Defendants violated, and/or controlled a person who violated, Section 12(a)(2) of the 1933 Act. Accordingly, Plaintiff and members of the Class who hold shares of the Fund have the right to rescind and recover all consideration paid in relation to their shares of the Funds and hereby elect to rescind and tender those shares to the Defendants sued herein. Plaintiff and Class members who have sold their shares of the Fund are entitled to rescissory damages.

COUNT III
For Violation of Section 15 of the 1933 Act, 15 U.S.C. § 77o
(Against Defendants FEFD, FEIM, and the Individual Defendants)

103.   Plaintiff incorporates by reference the allegations in the previous

paragraphs of this Complaint as if fully set forth herein.

104.   This Count is brought pursuant to Section 15 of the 1933 Act, 15

U.S.C. § 77o, on behalf of Plaintiff and the Class against Defendants FEFD, FEIM,

and all of the Individual Defendants.

105.   The Individual Defendants, who are trustees of the First Eagle Funds,

are control persons of FEF (the issuer of the Funds) because they managed and

controlled the business affairs of the Funds, they controlled the accounting

decisions made by the Funds, they controlled the disclosures issued by the Funds,

they controlled the continuous offering of shares during the Class Period pursuant

to the Registration Statements and prospectuses, and they controlled the content of

the Registration Statements and prospectuses. Accordingly, the Individual

Defendants are control persons of First Eagle Funds under Section 15 of the 1933

Act.

106.   Defendant FEIM is a control person of FEF, the primary violator,

because it co-managed the business affairs, accounting, investments, financial

reporting, and operations of the Funds, and received compensation for so doing.

FEIM exercised direct control over FEF, which were not truly independent. Each trustee of the First Eagle Funds served as such for all of the Funds, at the direction

of FEIM. As Adviser for the Funds, FEIM had the ability to control the accounting

decisions of the Funds, the NAV calculations, its financial reporting and its

disclosures relating to the same.

107.   Defendant FEIM is a control person of FEFD, the Funds' underwriter.

According to the FINRA Broker-Check report of FEFD, FEIM owns more than

75% of FEFD, and it can also "direct the management and policies" of FEFD.

108.   Accordingly, Defendant FEIM is a control person of FEF and FEFD

under Section 15 of the 1933 Act.

109.   Defendant FEFD is a control person of FEF because it co-managed

the business affairs, operations, sales, marketing, content and dissemination of the

offering documents for the Funds, and received compensation for so doing. As

underwriter for the Funds, FEFD had the ability to control the accounting decisions

of the Funds, the NAV calculations, its financial reporting and its disclosures

relating to the same. Accordingly, FEFD is a control person of FEF under Section

15 of the 1933 Act.

110.   Defendant Mehdi Mahmud is the President and the Principal

Executive Officer of FEFD, and a trustee of the First Eagle Funds, as well as the

President and Chief Executive Officer of FEIM. As the most senior officer at both

firms, Mr. Mahmud had the ability to control the accounting decisions of the

Funds, the NAV calculations, its financial reporting, and its disclosures relating to the same. Accordingly, Mr. Mahmud is a control person of FEF and FEIM under Section 15 of the 1933 Act.

111. Defendant Robert Bruno is the President of FEFD and a Senior Vice President and of FEF. As the most senior officer of FEFD, as well as a senior officer of FEF, Mr. Bruno had the ability to control the accounting decisions of the First Eagle Funds, the NAV calculations, its financial reporting, and its disclosures relating to the same. Accordingly, Mr. Bruno is a control person of FEF and FEFD under Section 15 of the 1933 Act.

112. Each of these Defendants was a controlling participant in the violations of Sections 11 and 12(a)(2) of the 1933 Act by a primary violator alleged above, who had sufficient knowledge of, or reasonable grounds to believe in the existence of, the facts which give rise to the controlled persons' liability. By reason of such conduct, Defendants FEIM, FEFD, and all of the Individual Defendants, are liable pursuant to Section 15 of the 1933 Act.

VII.   PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the Defendants jointly and severally for the following relief:

(a)   Determining that this action is a proper class action and certifying the Class, designating Plaintiff as a Class representative, and appointing

Plaintiff's counsel as Class counsel;

(b)   Awarding compensatory damages and/or rescission in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial;

(c)   Awarding appropriate pre-judgment and post-judgment interest at the maximum permissible rates;

(d)   Awarding Plaintiff and the Class their reasonable attorneys' fees, costs, and recoverable expenses of litigation; and

(e)   Such further and additional relief to which Plaintiff may justly be entitled and the Court deems appropriate and just under all of the circumstances.

VIII.   REQUEST FOR JURY TRIAL

Plaintiff respectfully requests that all issues presented by this Complaint be tried by a jury, except for those issues that, by law, must be tried before the Court.

Dated: May 20, 2025

Of Counsel:

James E. Miller
Alec J. Berin
MILLER SHAH LLP
1845 Walnut Street, Suite 806
Philadelphia, PA 19103
Telephone: (866) 540-5505
Facsimile: (866) 300-7367
jemiller@millershah.com
ajberin@millershah.com

Edward H. Glenn
MILLER SHAH LLP
225 Broadway Street, Suite 1830
New York, NY 10007
Telephone: (866) 540-5505
Facsimile: (866) 300-7367
ehglenn@millershah.com

Respectfully submitted,

FARNAN LLP

/s/ Brian E. Farnan
Brian E. Farnan (Bar No. 4089)
Michael J. Farnan (Bar No. 5165)
919 North Market Street, 12th Floor
Wilmington, DE 19801
Telephone: 302-777-0300
bfarnan@farnanlaw.com
mfarnan@farnanlaw.com

*Attorneys for Plaintiff and the
Proposed Class*

File & ServeXpress Transaction Receipt

✓ You have successfully submitted your transaction!

File & ServeXpress Transaction ID:	76308429
Submitted by:	Tracie Truman, Farnan LLP
Authorized by:	Brian E Farnan, Farnan LLP
Authorize and file on:	May 20 2025 1:38PM EDT [i]

Court:	DE Superior Court-New Castle County
Case Class:	Civil-Complex Commercial
Case Type:	CCLD - Complex Commercial Litigation Division
Case Name:	Marianna Dandini v. First Eagle Funds, et al.

Transaction Option:	Originating Event
Billing Reference:	FIR-DAN

Documents List

6 Document(s)			
Originating Document, 44 Pages			
Document Type: Complaint	**Access:** Public	**Statutory Fee:** $261.25	**Linked:**
Document title: Complaint			
Attached Document, 1 Pages			
Document Type: Case Information Statement	**Access:** Public	**Statutory Fee:** $1.25	**Linked:**
Document title: Case Information Statement			
Attached Document, 3 Pages			
Document Type: Praecipe	**Access:** Public	**Statutory Fee:** $1.25	**Linked:**
Document title: Praecipe for Defendants First Eagle Funds, Mehdi Mahmud Brandon Webster, Lisa Anderson, John P. Arnhold, Candace K. Beinecke, Peter W. Davidson, Jean D. Hamilton, William M. Kelly, Paul J. Lawler, and Mandakini Puri			
Attached Document, 2 Pages			
Document Type: Summons	**Access:** Public	**Statutory Fee:** $1.25	**Linked:**
Document title: Summons for Defendants First Eagle Funds, Mehdi Mahmud, Brandon Webster, Lisa Anderson, John P. Arnhold, Candace K. Beinecke, Peter W. Davidson, Jean D. Hamilton, William M. Kelly, Paul J. Lawler, and Mandakini Puri			
Attached Document, 2 Pages			
Document Type: Praecipe	**Access:** Public	**Statutory Fee:** $1.25	**Linked:**
Document title: Praecipe for Defendants First Eagle Investment Management LLC, FEF Distributors LLC, and Robert Bruno			
Attached Document, 2 Pages			
Document Type: Summons	**Access:** Public	**Statutory Fee:** $1.25	**Linked:**

Document title:

Summons for Defendants First Eagle Investment Management LLC, FEF Distributors LLC, and Robert Bruno

Close All

⊟ **Sending Parties (2)**

Party ▲	Party Type	Attorney	Firm	Attorney Type
Dandini, Marianna (pending)	Plaintiff	Farnan, Brian E	Farnan LLP	Attorney in Charge
Dandini, Marianna (pending)	Plaintiff	Farnan, Michael	Farnan LLP	Attorney in Charge

⊟ **Case Parties**

Party ▲	Party Type	Attorney	Firm	Attorney Type
Anderson, Lisa	Defendant	No Answer on File	Firm TBD	N/A
Arnhold, John P.	Defendant	No Answer on File	Firm TBD	N/A
Beinecke, Candace K.	Defendant	No Answer on File	Firm TBD	N/A
Bruno, Robert	Defendant	No Answer on File	Firm TBD	N/A
Dandini, Marianna	Plaintiff	Farnan, Brian E	Farnan LLP	Attorney in Charge
Dandini, Marianna	Plaintiff	Farnan, Michael	Farnan LLP	Attorney in Charge
Davidson, Peter W.	Defendant	No Answer on File	Firm TBD	N/A
FEF Distributors LLC	Defendant	No Answer on File	Firm TBD	N/A
First Eagle Funds	Defendant	No Answer on File	Firm TBD	N/A
First Eagle Investment Management LLC	Defendant	No Answer on File	Firm TBD	N/A
Hamilton, Jean D.	Defendant	No Answer on File	Firm TBD	N/A
Kelly, William M.	Defendant	No Answer on File	Firm TBD	N/A
Lawler, Paul J.	Defendant	No Answer on File	Firm TBD	N/A
Mahmud, Mehdi	Defendant	No Answer on File	Firm TBD	N/A
Puri, Mandakini	Defendant	No Answer on File	Firm TBD	N/A
Webster, Brandon	Defendant	No Answer on File	Firm TBD	N/A

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